Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Kathleen M. Long

202.739.5391

klong@morganlewis.com

July 19, 2010

VIA EDGAR TRANSMISSION

Mr. Christian T. Sandoe

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (the “Trust”) – Post-Effective Amendment (“PEA”) No. 33 (File Nos. 333-132380 and 811-21864)

Dear Mr. Sandoe:

This letter responds to the oral comments we received from you on July 6, 2010 regarding the Trust’s PEA, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 18, 2010. The PEA is the annual update for the WisdomTree Domestic and International Equity Funds with a March 31 fiscal year-end (the “Funds”). The following summarizes the SEC staff’s comments and provides our responses to these comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information.

1.	Comment: Delete cusip and ticker from each Fund’s summary.

Response: We have made the requested change.

2.	Comment: In the fee table, please track the language in Form N-1A describing Shareholder Fees.

Response: We have made the requested change.

3.	Comment: Please update the Portfolio Manager information in the Summary section for each Fund to reflect how long each has been a manager to the Fund, rather than how long each has been an employee of the Adviser.

Response: We have made the requested change.

Mr. Christian Sandoe

July 19, 2010

4.	Comment: Please confirm that any industry specific risk disclosure (e.g., consumer staples) is a consequence of tracking the respective index and is not an objective of that Fund.

Response: We confirm that any industry specific risk disclosure is a consequence of tracking the index and is not an objective of the Fund.

5.	Comment: Please delete the last two sentences of the Shares of the Funds May Trade at Prices Other Than NAV disclosure in each Fund’s risk summary section.

Response: We have made the requested change.

6.	Comment: Please confirm that any Fund operating as a diversified fund has been doing so for less than three years.

Response: Funds operating as diversified funds have in some cases been so operating for more than three years. Further, we are aware that the staff believes a non-diversified investment company that operates as a diversified investment company for more than three years becomes subject to the requirement of Section 13(a) should that investment company begins to operate as a non-diversified company. However, we also note that the staff and the Commission have not addressed situations involving the sub-classification of an index fund where the underlying index may move from diversified to non-diversified without any prior notice to the investment company. The staff has addressed the freedom of action to concentrate, and has deemed it to be prohibited by the Act unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made. See Investment Company Act Release No. 9011 (October 30, 1975). An investment policy of tracking an index clearly fits that standard. Further, in the staff’s 1992 study, Protecting Investors: A Half Century of Investment Company Regulation, the staff recommended that “(irrespective of difficulties in defining an industry) investment companies be required to label themselves with respect to portfolio diversification among industries in the same manner that they must currently label themselves with respect to portfolio diversification among issuers, i.e., as ‘industry diversified’ or ‘industry non-diversified’ investment companies.” The staff clarified that “under our recommendation, the adviser of a company that elects industry non-diversified status thus would be free to move the company into and out of industry non-diversified status at any time while the adviser of a company that elects industry diversified status would be required at all times to invest less than 25% of portfolio assets in any single industry. Of course, the prospectus of an industry non-diversified investment company would have to identify the company’s non-diversified status and describe the risk factors that accompany this status.” Given these analogous positions taken by the staff, we believe that in the case of a fund tracking the performance of an underlying benchmark, that may be at any given time be diversified or non-diversified, concentrated or non-concentrated, it is prudent for the fund to treat itself as non-diversified and provide shareholders with the risks of non-diversification in its registration statement.

Mr. Christian Sandoe

July 19, 2010

7.	Comment: Please delete from the performance table the line item Return Before Taxes Based on Market Price.

Response: We have made the requested change.

8.	Comment: In the Additional Summary Information section on page 50 of the Domestic Equity prospectus, you requested that we break out the Principal Investment Strategies into a separate section for each Fund.

9.	Response: Because this section is identical for each Fund, we do not think it would be useful to investors to simply repeat the same language over and over under each Fund name and may even confuse investors. We, therefore, have not made the requested change.

10.	Comment: The “Commission” believes that an additional filing pursuant to rule 485(a) is appropriate to identify the name of the Benchmark for the Managed Futures Strategy Fund which was not included in the May 18, 2010 PEA. The Commission would be willing to accelerate such filing to go effective at the same time as the original May 18 filing.

Response: Without necessarily agreeing with this position, we will file an amendment pursuant to rule 485(a) to name the Managed Futures Strategy Fund Benchmark as well as provide any other missing information. We will also request that the effective date of such filing be accelerated to go effective at the same time as the original May 18 filing (i.e., July 29, 2010).

11.	Comment: Will the Managed Futures Strategy Fund have an 80% policy to invest in futures in accordance with rule 35d-1 under the 1940 Act?

Response: Since it is not permissible under the 1940 Act for a registered fund to invest 80% in futures, it will not have such a policy. However, we believe the name nonetheless complies with rule 35d-1 because it contains the word “Strategy” in its name which suggests that the fund does not invest primarily in futures, rather it suggests that the fund will employ a managed futures investment strategy. Further, as disclosed in the Fund’s SAI, the Fund will have an 80% policy to invest in securities consistent with the Fund’s investment strategy.

12.	Comment: Please advise whether the Managed Futures Strategy Fund Benchmark will concentrate in any one industry.

Response: We do not expect the Benchmark will concentrate in any one industry. As disclosed in the prospectus, the Fund will not hold more than 25% of its assets in any one industry. For these purposes, the components of the Benchmark (e.g., gold, natural gas) will be considered as separate industries.

13.	Comment: Please advise what percentage of the Managed Futures Strategy Fund’s assets it Adviser intends to invest in each subsidiary.

Mr. Christian Sandoe

July 19, 2010

Response: As disclosed, the Fund intends to invest up to, but no more than, 25% of its total assets as of the end of each fiscal quarter in the subsidiary.

14.	Comment: Please advise 1) if bonus awards based on Mellon Capital’s financial performance are on a pre or post-tax basis and 2) if any benchmarks are used to measure performance as referenced in the SAI as “individual performance, team performance, [and] investment performance.”

Response: The bolded language below has been added to our Portfolio Manager Compensation section in the SAI:

Funding for the Mellon Capital Annual Incentive Plan and Long Term Incentive Plan is through a pre-determined fixed percentage of overall Mellon Capital pre-tax profitability....Factors considered in awards include individual performance, team performance, investment performance of the associated portfolio(s) and qualitative behavioral factors, including both short and long-term returns and qualitative behavioral factors.

15.	Comment: Please discuss how the Funds’ organization impacts its leadership structure.

Response: The registration statement currently contains the following disclosure under the heading Members of the Board and Officers of the Trust which we believe addresses this comment:

The Fund has determined that this leadership structure is appropriate given the specific characteristics and circumstances of the Fund. The Fund made this determination in consideration of, among other things, the fact that the independent trustees of the Fund constitute a super-majority of the Board, the assets under management of the Fund, the number of Funds overseen by the Board, the total number of trustees on the Board, and the fact that an independent trustee serves as Chair of the Board.

16.	Comment: Please expand on the experience each trustee brings to the Trust.

Response: We believe the unique experience each Trustee brings to the Trust comes primarily from his prior employment, a description of which is included in the SAI, and therefore believe the current disclosure is sufficient.

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I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC

Mr. Christian Sandoe

July 19, 2010

staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5391 or John McGuire at 202.739.5654.

Sincerely,

/s/ Kathleen M. Long

Kathleen M. Long

c:	W. John McGuire, Esq.
Richard Morris, Esq.

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